EXHIBIT 99.1

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Nomad Royalty Company Ltd. (“Nomad”) 1275 Av. des Canadiens-de-Montréal Suite 500 Montreal, Québec H3B 0G4

2.	Date of Material Change

October 28, 2021.

3.	News Release

Nomad issued a press release with respect to the material change described below on October 29, 2021 via CNW Telbec.

4.	Summary of Material Change

Nomad entered into a gold purchase agreement with a subsidiary of Orion Mine Finance with respect to its 40% interest in the Greenstone Gold Mines LP, which is the owner and operator of the Greenstone Gold Project located in Ontario, Canada.

5.	Full Description of Material Change

5.1.	Full Description of Material Change

Nomad entered into a gold purchase agreement (“Gold Stream”) with a subsidiary of Orion Mine Finance (“Orion”) with respect to its 40% interest in the Greenstone Gold Mines LP (“GGM”), which is the owner and operator of the Greenstone Gold Project located in Ontario, Canada (the “Greenstone Project”). Nomad will make up-front cash payments totalling $95 million for 5.938% of gold production attributed to Orion’s 40% interest in GGM until 120,333 ounces have been delivered, and 3.958% thereafter. As part of the Gold Stream, Nomad has made a long-term commitment to funding mine-level environmental, social and governance programs by agreeing to make payments to GGM equal to $30 per ounce of gold delivered to Nomad. For further clarity, the Gold Stream does not encumber Equinox Gold Corp’s 60% interest in GGM or the Greenstone Project. All figures quoted herein are in United States dollars.

Transaction Highlights (Shown on a 100% basis, of which Orion owns 40%)

•	Highlights Nomad’s expertise and ability to execute high-quality streaming transactions

•	Demonstrates Nomad’s commitment to supporting ESG initiatives through a life-of-mine financial commitment to GGM to support mine-level environment and community-based programs

•	Adds a Tier 1 gold stream on a top-tier mine to Nomad’s portfolio

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o	One of Canada’s largest gold mines with 5.54 million ounces in proven and probable mineral reserves grading 1.27 grams per tonne gold[1]

o	Conventional large-scale open-pit operation[1]

o	Ontario, Canada is one of the world’s best mining jurisdictions

o	5.05 million ounces life-of-mine gold[1] on at average all-in-sustaining costs of $618 per ounce[2]

•	More than 400,000 ounces average annual gold production for the first five years[1]

•	More than 360,000 ounces average annual gold production over the life of mine[1]

•	Furthers Nomad’s strategy of investing in near-term production

o	Project is fully permitted and full-scale construction is underway[1]

o	First gold pour targeted for H1 2024[1]

•	Significant underground and near-mine exploration upside potential[1]

Terms of Agreement

•	Advance Deposit: Nomad to fund an advance deposit of $95 million to Orion, of which $13.3 million is expected to be advanced in Q4 2021 (the “First Deposit”) and $81.7 million is expected to be advanced no later than June 30, 2023 (the “Second Deposit”). Funding of the First Deposit is conditional upon, among other things, (i) Orion and the other partners of GGM entering into a second amended and restated limited partnership agreement of GGM on or before November 30, 2021; (ii) Orion entering into a senior credit facility on or before November 30, 2021; (iii) a formal construction decision has been made with respect to the Greenstone Project; and (iv) the first drawdown by Orion under its senior credit facility. Funding of the Second Deposit by Nomad shall be conditional upon, among other things, a second drawdown by Orion under its senior credit facility

•	Gold Stream: Under the Gold Stream, Nomad will be entitled to delivery of 5.938% of gold production attributed to Orion’s 40% interest until 120,333 ounces of gold have been delivered, and 3.958% thereafter

•	Cash Payment: Nomad will pay the Seller an ongoing payment, at the time of each delivery, equal to 20% of the spot gold price for each ounce of refined gold delivered under the Gold Stream

•	ESG Financial Commitment: Life-of-mine financial commitment to make ongoing cash payments to GGM equal to $30 per ounce of gold delivered under the Gold Stream to support ESG programs implemented by GGM at the Greenstone Project

•	Exploration Upside: The Gold Stream on Orion’s 40% interest applies to all mining claims, mining leases and other similar mining rights currently comprising the Greenstone Project, including the Hardrock, Brookbank, Key Lake and Kailey deposits and will also apply to potential future upside at the existing orebodies and prospective targets that may be acquired in the future within the Gold Stream area of interest

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1 Sources: Press release of Equinox Gold Corp. dated October 27, 2021, a copy of which is available on Equinox Gold Corp’s profile on SEDAR at www.sedar.com.

2 Sources : Management’s discussion and analysis of Equinox Gold Corp. for the three and six months ended June 30, 2021, a copy of which is available on Equinox Gold Corp’s profile on SEDAR at www.sedar.com.

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ESG

The life-of-mine financial commitment by Nomad to make cash payments to GGM equal to $30 per ounce of gold delivered under the Gold Stream to support ESG programs implemented by GGM at the Greenstone Project further demonstrates our commitment to corporate sustainability. The future environment and community-based programs will directly benefit and impact all Greenstone Project stakeholders.

The Stream Agreement may be terminated prior to the closing of the First Deposit (i) by mutual consent of Nomad and Orion, (ii) by either Nomad or Orion if the First Deposit does not close by December 31, 2021 and (iii) by either Nomad or Orion if the amended and restated limited partnership agreement or the Orion senior credit facility is not entered into by November 30, 2021.

A formal construction decision has not been made by the partners of GGM and is subject to receiving consent of Equinox Gold Corp’s lenders and the closing of financing by Orion, both of which are expected within the next several weeks.

Related Party Transaction

Affiliates of Orion beneficially own or control approximately 70% of the outstanding common shares of Nomad and, as such, Orion is considered a “related party” and an “insider” of Nomad for the purposes of applicable securities laws and stock exchange rules. The Gold Stream transaction may be considered a “related party transaction” between Nomad, Orion and their respective affiliates for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Nomad is relying on exemptions from the formal valuation and minority approval requirements otherwise mandated by MI 61-101, since at the time the Gold Stream transaction was agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Gold Stream transaction, insofar as it involves interested parties, exceeded 25 per cent of Nomad’s market capitalization.

Istvan Zollei, a director of Nomad, is a portfolio manager for Orion and a director of GGM and Robin Weisman, another director of Nomad, is an independent member of Orion’s investment committee, (the “Non-Independent Directors”). The Gold Stream transaction and the agreements relating thereto were submitted to and approved by the directors of Nomad other than the Non-Independent Directors. The Non-Independent Directors did not vote on the resolution to approve the Gold Stream transaction and the agreements relating thereto. The remaining directors determined that the Gold Stream was in the best interest of Nomad and unanimously approved the Gold Stream transaction and the agreements relating thereto. No securities of Nomad are being issued to Orion in connection with the Gold Stream.

5.2.	Disclosure required for a “Restructuring Transaction”

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

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7.	Omitted Information

Not applicable.

8.	Executive Officer

The executive officer who can answer questions regarding this report is Mr. Vincent Metcalfe, Chief Executive Officer of Nomad. Mr. Metcalfe can be reached at (438) 538-7555 or vmetcalfe@nomadroyalty.com.

9.	Date of Report

November 8, 2021.

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